Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

WINNIPEG, CANADA – (November 29, 2011) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJ.PK), a specialty pharmaceutical company, today reported its first quarter 2012 financial results.

First Quarter 2012 Highlights:

•	Net revenue from the sale of AGGRASTAT® increased 27% over the same period last year, excluding the one-time sale of unfinished product discussed below;
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Net income for the period was $23.5 million, compared to a net loss of $1.6 million for the same period last year is primarily due to a $23.9 million non-cash gain relating to the settlement of the Company’s long-term debt;

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Settled debt of USD$32,839,659 owing to Birmingham Associates Ltd. in exchange for the following consideration: (i) $4,750,000 in cash; (ii) 32,640,043 common shares of Medicure; and (iii) the granting of a royalty on AGGRASTAT sales;

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With the assistance of a guarantee from Dr. Albert Friesen, the Company borrowed $5 million pursuant to a loan from the Manitoba Development Corporation, to support the Company’s ongoing operations; and

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Completed a one-time sale of unfinished product to an international pharmaceutical company, (Iroko Cardio LLC), for USD$1.9 million and an option to access clinical and regulatory information recently used to expand the approved use of AGGRASTAT in the European Union.

“Our success in restructuring over $32 million in debt while retaining over 70 percent of the ownership of the Company for existing shareholders reflects our ongoing commitment to the interests of shareholders as we seek to accelerate growth in sales of AGGRASTAT  going forward.” stated Dr. Albert Friesen, Chair and CEO of Medicure Inc.

Financial Results
Total net revenues in the first quarter increased to $1.5 million from $0.8 million for the same quarter last year. The increase in revenues for the first quarter of 2012 is largely attributable to a one-time sale to a European pharmaceutical company. There were no similar sales of unfinished products during the three months ended August 31, 2010.

Net revenue from the sale of finished AGGRASTAT product for the three months ended August 31, 2011 increased $228,000 or 27% to $1,058,000 from $830,000 for the same quarter last year.  The increase is attributable to an increase in wholesale purchasing of AGGRASTAT, a reduction in hospital discounts and fluctuations in the U.S. dollar exchange rate. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Net income for the quarter was $23.5 million or $0.15 per share, compared to a net loss of $1.6 million or ($0.01) per share in the first quarter a year ago.

At August 31, 2011, the Company had cash totalling $1,231,732 compared to $750,184 as of May 31, 2011.  Cash flows from (used in) operating activities for the three months ended August 31, 2011 were $499,807, compared to ($34,202) for the three months ended August 31, 2010.

As further described in the Company’s Management’s Discussion and Analysis and in the notes to the financial statements for the three months ended August 31, 2011, the ability of the Company to continue as a going concern is dependent on many factors. The actions, described herein are intended to contribute to support the validity of the going concern assumption used in preparing the financial statements. There is no certainty that these actions or others will be sufficient to permit the Company to continue as a going concern.

Corporate Developments
On July 18, 2011, Medicure International, Inc. settled its long-term debt to Birmingham Associates Ltd. in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of Medicure Inc.; and iii) a royalty on future AGGRASTAT sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales and the royalty increases on sales exceeding that amount.  Also on July 18, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to support the Company’s ongoing operations.  The loan is secured by the Company's assets, and guaranteed by Dr. Albert Friesen, Chair and CEO, and entities controlled by Dr. Friesen.  The loan bears interest annually at the crown company borrowing rate plus two percent and matures on July 1, 2016.  Further information on the loan is provided in notes to the quarter end financial statements.

On July 6, 2011, Medicure International, Inc. entered into an agreement with Iroko Cardio, LLC (Iroko) to advance AGGRASTAT in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT outside of the United States. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions.  The Company also received the option to access certain data used by Iroko to obtain changes to the approved use of AGGRASTAT in Europe. If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT in the United States, Iroko will be entitled to receive a royalty of up to US$3.5 million on future AGGRASTAT sales based on a percentage of sales.

These transactions completed during the first quarter, together with focused capital conservation efforts over the past several quarters, have strengthened the Company and management estimates it has sufficient working capital and revenue to fund ongoing operations and selected product investments for the foreseeable future.

Product Developments
The ongoing focus of the Company and its primary asset of interest is AGGRASTAT.  In parallel with its ongoing commitment to support and grow sales of the product, the Company is in the process of developing a new regulatory, brand and life cycle management strategy for AGGRASTAT.  The objective of this effort is to further expand AGGRASTAT’s share of the US$400 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market.  GP llb/lla inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions.
Going forward and contingent on sufficient financial resources being available, the Company plans to invest in and implement its strategic plans related to AGGRASTAT and to explore the acquisition of other niche products that fit the commercial organization.

The Company also continues to advance TARDOXALTM for the treatment of Tardive Dyskinesia through its ongoing Phase II TEND-TD clinical study.  Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.  The Company is also interested in the out-licensing of its library of small molecule antithrombotic drugs.

The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

About Financial Statements and Transition to IFRS
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that the use of International Financial Reporting Standards (IFRS) would be required for Canadian publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The Company implemented these standards on June 1, 2011. The unaudited condensed consolidated interim financial statements for the three months ended August 31, 2011 are the Company's first financial statements that comply with IFRS.  Further information on this transition, comparisons to previous financial statements and the preparation of the financial statements are described in the notes of the condensed consolidated interim financial statements.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

About Medicure Inc.
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/newsreleases.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2010.

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